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             [LEVENE, NEALE & BENDER L.L.P. LETTERHEAD]


                           May 9, 1996

Joff Pollon
Vitafort International Corporation
1800 Avenue of the Stars Suite 480
Los Angeles, CA  90067

     Re:  Auburn Farms, Inc.
          Nature's Warehouse

Dear Joff:

     This is to confirm that the undersigned shall accept 60,000 shares of unrestricted, tradable common stock of Vitafort as payment on account of the enclosed invoice relating to the AFI transaction. The terms under which the securities are to be received are as follows:

     1. The undersigned shall have the option to dispose of the shares in the open market, on an orderly basis, during the ensuing 30 days from the date of issuance.

     2. If the net proceeds received from the sale of the shares are less than the outstanding balance of fees and costs owing by Vitafort to Levene, Neale & Bender L.L.P. ("LNB"), Vitafort shall pay LNB the difference.

     3. If the shares are sold for more than the balance due LNB, the proceeds shall be retained in full satisfaction of the enclosed invoice and neither the undersigned nor LNB shall have any obligation to Vitafort to refund any premium realized.

     4. If the undersigned elects not to dispose of all of the shares during the 30 day period, the undersigned shall be deemed to have accepted the shares in full satisfaction of the enclosed invoice.

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Mr. Joff Pollon
May 9, 1996
Page 2



     If the foregoing correctly sets forth our agreement and understanding, please sign a counterpart of this letter in the space provided below and return a copy to the undersigned and arrange for the shares to be issued.

                                        Very truly yours,


                                        /s/ DAVID W. LEVENE

                                        David W. Levene


DWL:blc
cc:  David L. Neale, Esq. (i/o)
     Ron Bender, Esq. (i/o)

AGREED TO AND ACCEPTED:

VITAFORT INTERNATIONAL CORPORATION

By:
     -------------------------------
     Joff Pollon